United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer - Starbucks Corporation

Title or Class of Securities - Common Stock

CUSIP Number - 855244109

Check the following box if a fee is being paid with this statement [ ].

Cusip No. 855244109

Page 2 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Companies,  Inc. - 43-1325032


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     N/A


6.   Shared voting power

     N/A


7.   Sole dispositive power

     N/A


8.   Shared dispositive power

     N/A


9.   Aggregate amount beneficially owned by each reporting person

     N/A


10.  Check box if the aggregate amount in Row (9) excludes certain shares - N/A

11.  Percent of class represented by amount in Row 9

     N/A


12.  Type of reporting person*

     HC

Cusip No. 855244109

Page 3 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American  Century  Investment  Management - 44-0640487


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     N/A


6.   Shared voting power

     N/A


7.   Sole dispositive power

     N/A


8.   Shared dispositive power

     N/A


9.   Aggregate amount beneficially owned by each reporting person

     N/A


10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A


12.  Type of reporting person*

     IA

Cusip No. 855244109

Page 4 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American  Century  Mutual  Funds,  Inc.  -  44-6006315


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Maryland


5.   Sole voting power

     N/A


6.   Shared voting power

     N/A


7.   Sole dispositive power

     N/A


8.   Shared dispositive power

     N/A


9.   Aggregate amount beneficially owned by each reporting person

     N/A


10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A


12.  Type of reporting person*

     IV

Cusip No. 855244109

Page 5 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     James E. Stowers, Jr. - ###-##-####


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     United States


5.   Sole voting power

     N/A


6.   Shared voting power

     N/A


7.   Sole dispositive power

     N/A


8.   Shared dispositive power

     N/A


9.   Aggregate amount beneficially owned by each reporting person

     N/A


10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A


12.  Type of reporting person*

     IN

SCHEDULE 13G


Item 1(a).   NAME OF ISSUER

     Starbucks Corporation


Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     2401 Utah Avenue South
     Seattle, WA 98134


Item 2(a).   NAME OF PERSONS FILING

     American Century Companies, Inc., on its behalf and on behalf of:

     American Century Investment Management, Inc.
     American Century Mutual Funds, Inc.
     James E. Stowers, Jr.


Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street, P.O. Box 418210, Kansas City, MO 64141-9210
     Attn:  David H. Reinmiller


Item 2(c).   CITIZENSHIP

     Delaware


Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock


Item 2(e).   CUSIP NO.

     855244109


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d- 1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Parent Holding Company, in accordance with
                  Rule 13d-1(b)(ii)(G) (Note:  See Item 7).


Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          N/A


     (b)  Percent of class:

          N/A


     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A


          (ii) shared power to vote or to direct the vote:

               N/A


          (iii)sole power to dispose or to direct the disposition of:

               N/A


          (iv) shared power to dispose or to direct the disposition of:

               N/A


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          N/A


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          See attached Exhibit A.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A


Item 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A


Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 4, 1998              AMERICAN CENTURY COMPANIES, INC.
       DATE

                              By: /s/ William M. Lyons
                                  William M. Lyons
                                  President

EXHIBIT A

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by American Century Companies, Inc. of this
Schedule 13G respecting the beneficial ownership of the securities of which are the subject of this schedule at December 31, 1997.

     Dated this 4th day of February, 1998.

                              American Century Companies, Inc.


                              By: /s/ William M. Lyons

                                  William M. Lyons
                                  President


                              American Century Investment Management, Inc.


                              By: /s/ William M. Lyons

                                  William M. Lyons
                                  Executive Vice President


                              American Century Mutual Funds, Inc.


                              By: /s/ Patrick A. Looby

                                  Patrick A. Looby
                                  Vice President



                                  /*/ James E. Stowers, Jr.
                                  James E. Stowers, Jr.
                                  Under Power of Attorney dated 2/3/97
                                  on file with Schedule 13G for
                                  U.S. Robotics, Inc. filed 2/3/97